U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(  ) Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1.   Name and Address of Reporting Person

     Dan R. Shaughnessy
     12 Champions Bend Circle
     Houston, TX 77069

2.   Issuer Name and Ticker or Trading Symbol

     Fortune Natural Resources Corporation - FPXA

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year

     January 2000

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to issuer (Check all applicable)
     (X)  Director  ( )  10% Owner  ( )  Officer (give title below)
     ( )  Other (specify below)


-----------------------------------------------------------------------------------------------------------------------------------
TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of   |2. Transaction |3. Transaction  |4. Securities          | 5. Amount of        |6. Ownership Form:|7. Nature of
   Derivative |   Date        |   Code         |   Acquired (A) or     |    Securities       |    Direct (D) or |   Indirect
   Security   |               |                |   Disposed of (D)     |    Beneficially     |    Indirect (I)  |   Beneficial
              |   (Month/Day/ |   (Instr. 8)   |   Instr. 3, 4 and 5)  |    Owned at End     |                  |   Ownership
              |    Year)      |        |       |        | (A) or|      |    of Month         |                  |
              |               |  Code  |  V    | Amount | (D)   | Price|    (Instr. 3 and 4) |    (Instr. 4)    |   (Instr. 4)
-------------- --------------  ----------------  ----------------------  ------------------   -----------------  --------------

Common Stock   1/5/2000        J*                4,000    A       $0.6250 55,714               D - 41,314         (14,400 -
                                                                                               I - 14,400         rollover IRA)
*As payment for 4th quarter 1999 board of director fees.


-----------------------------------------------------------------------------------------------------------------------------------
TABLE II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1.Title  |2.Conver-   |3.Trans- |4.Transac- |5.Number of   |6.Date Exer-   |7.Title and     |8.Price|9.Number  |10.Owner- |11.Nature
  of     |  sion or   |  action |  action   |  Derivative  |  cisable and  |  Amount of     | of    |  of      |   ship   |   of In-
  Deriva-|  Exercise  |  Date   |  Code     |  Securities  |  Expiration   |  Underlying    | Deriv-|  Deriv-  |   Form of|   direct
  tive   |  Price of  |         |           |  Acquired (A)|  Date         |  Securities    | ative |  ative   |   Deriv- |   Bene-
  Secur- |  Derivative|         |           |  or Disposed |               |                | Secur-|  Secur-  |   ative  |   ficial
  ity    |  Security  |  (Month/|  (Instr.  |  of (D)      |               |  (Instr. 3     | ity   |  ities   |   Secu-  |   Owner-
  (Instr.|            |   Day/  |    8)     |              |  (Month/Day/  |  and 4)        |       |  Bene-   |   rity:  |   ship
   3)    |            |   Year) |           |  (Instr. 3,  |  Year)        |                |(Instr.|  ficially|   Direct |
         |            |         |           |   4 and 5)   |               |                |  5)   |  Owned   |   (D) or |  (Instr.
         |            |         |           |              |               |                |       |  at End  |   Indi-  |    4)
         |            |         |           |              |               |      |Amount   |       |  of Month|   rect   |
         |            |         |           |              |Date   |Expira-|      |or       |       |  (Instr. |   (I)    |
         |            |         |     |     |     |        |Exer-  |tion   |      |Number   |       |    4)    |  (Instr. |
         |            |         |Code | V   |(A)  | (D)    |cisable|Date   |Title |of Shares|       |          |   4)     |
--------  -----------  --------- ----------  -------------  --------------- ---------------  ------- ---------- ---------- ---------

Stock
Options                                                                                              36,000     D(1) (unchanged)

Stock
Options                                                                                              37,500     D(1) (unchanged)

Stock                                                               1/12/   Common
Options   $3.00        1/12/2000 H                  10,000          2000    Stock   10,000   $3.00      -0-     D(1)

Stock                                                       1/27/   1/26/   Common
Options   $1.16        1/27/2000 A           37,500         2000    2005    Stock   37,500   $1.16   37,500     D(1)




(1) These amounts are listed separately as the terms and exercise prices are different.

SIGNATURE  OF REPORTING PERSON

/s/ Dan R. Shaughnessy
------------------------

DATE
January 31, 2000